UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF MARCH 2017

COMMISSION FILE NUMBER:  001-34491

DRAGONWAVE INC.

(Translation of registrant’s name into English)

411 Legget Drive, Suite 600

Ottawa, Ontario, K2K 3C9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

n/a

The following exhibits are issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Press Release dated March 15, 2017 — DragonWave Inc. Announces $1.79 Million Registered Offering
99.2	Form of Securities Purchase Agreement
99.3	Form of Common Share Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC.
(Registrant)

By:	/s/ Patrick Houston
Name:	Patrick Houston
Title:	Chief Financial Officer

Date:   March 15, 2017